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EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(In millions)

		Ten-Month Transition Period Ended 12/31/2002
			Fiscal Year Ended
	Nine Months Ended 9/30/2003
			2/23/2002	2/24/2001	2/26/2000	2/27/1999
Earnings:
(Loss) earnings before income taxes	$(31.8)	$(68.1)	$(102.3)	$22.5	$(47.5)	$(79.5)
Fixed charges, excluding capitalized interest	52.1	60.7	68.5	60.4	57.4	46.8

Total (loss) earnings	$20.3	$(7.4)	$(33.8)	$82.9	$9.9	$(32.7)

Fixed Charges:
Interest expense	$50.0	$58.5	$66.2	$57.9	$54.9	$44.8
Capitalized interest	—	—	—	0.3	1.5	2.1
Amortization of deferred debt issuance costs	2.1	2.2	2.3	2.5	2.5	2.0

Total fixed charges	$52.1	$60.7	$68.5	$60.7	$58.9	$48.9

Ratio of (loss) earnings to total fixed charges	*	*	*	1.4	*	*

*
Earnings were insufficient to cover fixed charges by $31.8, $68.1, $102.3, $49.0 and $81.6 for the nine months ended September 30, 2003, for the transition period ended December 31, 2002 and for the fiscal years ended February 23, 2002, February 26, 2000 and February 27, 1999, respectively.

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Computation of Ratio of Earnings to Fixed Charges